January 20, 2012

Re:	Orient-Express Hotels LTD. Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-16017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attn: Robert F. Telewicz, Jr.

Dear Mr. Telewicz:

Orient-Express Hotels Ltd. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 29, 2011 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2010 filed by the Company with the Commission on February 25, 2011 (No. 1-16017) (the “2010 Form 10-K”).

The Company’s responses are set forth below with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For the convenience of the Staff, the comments from the Comment Letter are restated in italics prior to the response of the Company.

General

1.	In future filings, please provide SCHEDULE III – REAL ESTATE AND ACCUMULATED DEPRECIATION under Rule 5-04 of Regulation S-X.

The Company is not in the business of acquiring and holding real estate for investment purposes.  Rather, the Company’s principal business is owning and operating hotels and resorts and, incidental to those properties, developing excess land adjoining its properties as for-sale residences. The Company’s real estate interests are primarily these owned and operated income-generating hotels and resorts, and its real estate segment is comprised of development projects where the Company intends to sell completed projects, not hold them for investment. Accordingly, the Company has reviewed the disclosure requirements under the rule and believes Schedule III is not required in the Company’s circumstances.

Item 1A. Risk Factors, page 25

2.	We note your disclosure related to the El Encanto in Santa Barbara which was originally anticipated to reopen in 2008 after extensive renovations. Your disclosure indicates that the reopening of the hotel is now being delayed until at least 2012 and that there have been difficulties related to obtaining needed financing for this hotel. Please give us a better understanding of the nature of the financing situation. Additionally, help us to understand how you have accounted for this hotel property and whether or not you had operated it prior to its closing in 2006. In your response, please tell us how your assumptions have been affected within your impairment analyses given the delays, the economic environment and the difficulties in getting financing.

The Liquidity section of the Management’s Discussion and Analysis in the Company’s Form 10-Q for the quarter ended September 30, 2011 disclosed the recent loan arranged to finance the completion of construction at El Encanto.  Specifically, the Company executed a new $45 million loan facility secured by the hotel, with a term of three years plus two one-year extensions at the Company’s option.  Any other remaining costs to complete construction will be funded mainly from the Company’s other cash resources and operating cash flows.

The property has been treated as held and used under ASC 360 since it was acquired.  In the Company’s Form 10-K reports for the years ended December 2004, 2005 and 2006, the Company provided disclosure about the original acquisition of the property in November 2004, the operation as a hotel until the property closed in September 2006, and the plans to renovate the hotel thereafter for reopening in 2008.  The estimated completion date of the El Encanto renovation project was revised in each of the years 2007 through 2009 to extend the period of anticipated completion as the Company reassessed the project status, development plans, availability of government permits and financing.  In 2010, the Company continued to estimate that the completion date would be late 2012.  For all years in which the anticipated completion date changed, the extension was due to the following factors:

•	the inclusion of a new main building with spa, restaurant and meeting facilities, and a new pool and fitness center which were changes to the original plan;
•	delays caused by compliance with local zoning regulations as plans changed and time elapsed; and
•	difficulty in obtaining financing resulting from the U.S. economic downturn in 2008 and 2009.

In determining whether the El Encanto project was impaired, the Company considered the guidance in ASC 360-10-35-17, which states that an impairment loss must be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value and that the carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

After consideration of this guidance, the Company determined that there were indicators of impairment and assessed El Encanto for impairment as at December 31, 2010.  The Company continued to expect to complete the renovation and then operate El Encanto as a hotel. Accordingly, the recoverable amount was calculated based on the projected future cash flows which included (i) cash flows for the renovation of the hotel and (ii) the cash flows from operating the hotel over its expected useful economic life.  In 2010, a third-party valuation provided the Company with an estimate of future cash flows of the property once it was opened, which the Company reviewed and considered in developing its own expectation of future cash flows in the impairment analysis.

During 2010, the Company had been successful in refinancing a number of loans (as reported in the Liquidity section of the Management’s Discussion and Analysis in its Form 10-Q for the quarter ended September 30, 2010). Additionally, the Company had engaged a prominent mortgage loan broker to identify financing sources for El Encanto. Accordingly, the Company determined that sufficient financing through a combination of bank debt and other existing resources would be available.  The impairment analysis resulted in the sum of the undiscounted cash flows exceeding the amount of costs capitalized and to be capitalized for the hotel, and therefore no impairment was indicated.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Long-lived assets, real estate and goodwill, page 71

3.
Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charge. In responding to this comment, please disclose the following information for each reporting unit that is at risk of failing the first step of impairment testing which compares the fair value of the reporting unit with its carrying amount, including goodwill:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In preparing the 2010 Form 10-K, the Company considered the disclosure requirements outlined above and concluded that no reporting units were at risk of failing the first step in the two-step goodwill impairment test.  Consequently, the Company does not propose amending the disclosures previously provided.  However, to the extent that any reporting units become at risk of failing the first step, the Company proposes adding the following disclosure to the goodwill footnote to the financial statements in its Form 10-K report for the year ended December 31, 2011, and to include similar disclosure in future annual filings (please note that because the

2011 financial statements have not yet been completed, the amounts in the text below are only preliminary):

“The  assessment and, if required, the determination of goodwill impairment to be recognized uses a discounted cash flow analysis to compute the fair value of the reporting unit. When determining the fair value of a reporting unit, the Company is required to make significant judgments that the Company believes are reasonable and supportable considering all available internal and external evidence at the time.  However, these estimates and assumptions are, by their nature, highly judgmental.  Fair value determinations are sensitive to changes in the underlying assumptions and factors including those relating to estimating future operating cash flows to be generated from the reporting unit which is dependent upon internal forecasts and projections developed as part of the Company’s routine, long-term planning process, available industry/market data (to the extent available), the Company’s strategic plans, estimates of long-term growth rates taking into account the Company’s assessment of the current economic environment and the timing and degree of any economic recovery, estimation of the useful life over which the cash flows will occur, and market participant assumptions.  The assumptions with the most significant impact to the fair value of the reporting unit are those related to future operating cash flows which are forecast for a five-year period from management’s budget and planning process, the terminal value which is included for the period beyond five years from the balance sheet date based on the estimated cash flow in the fifth year and a terminal growth rate ranging from [X]% to [X]% (December 31, 2010: 2.4% to 6.1%), and pre-tax discount rates which for the year ended December 31, 2011 range from [X]% to [X]% (December 31, 2010: 9.3% to 17.2% ).

“Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair values of the Company’s  reporting units may include such items as (i) a prolonged weakness in the general economic conditions in which the reporting units operate and therefore negatively impacting occupancy and room rates, (ii) an economic recovery that significantly differs from the Company’s assumptions in timing and/or degree, (iii) volatility in the equity and debt markets which could result in a higher discount rate, (iv) shifts or changes in future travel patterns from the Company’s significant demographic markets that have not been anticipated, (v) changes in competitive supply, (vi) political and security instability in countries where the Company operates and (vii) deterioration of local economies due to the uncertainty over currencies or currency unions and other factors which could lead to changes in projected cash flows of the Company’s properties as customers reduce their discretionary spending.  If the assumptions used in the impairment analysis are not met or materially change, the Company may be required to recognize additional goodwill impairment losses which may be material to the financial statements.

“Under the first step of the goodwill impairment testing for the year ended December 31, 2011, the fair value of the [name] reporting unit was approximately $[X] which is

[X]% in excess of its carrying value of $[X].  Factors that could be reasonably expected to impact negatively the fair value of the reporting unit are outlined above and specifically for the [name] reporting unit are [additional assumptions that are key to the fair value of the specific report unit to be inserted].”

Financial Statements

Summary of Significant Accounting Policies and Basis of Presentation

Real Estate Revenue Recognition, page 86

4.
We note that you started to recognize revenues from condo sales on the Porto Cupecoy development. Please tell us and disclose what method of revenue recognition you have applied to your sale of residential condominiums and how you have complied with section 360-20-40-50 of the Accounting Standards Codification. In your response, please tell us how you can reasonably estimate aggregate sales proceeds given the environmental and demand factors that have led to impairments of $37 million and $25 million in 2011 and 2010, respectively.

The Company has accounted for sales of condominium units in the Porto Cupecoy development by applying ASC 360-20-40, including the specific guidance contained in paragraphs 40-50 through 40-55, Condominium Sales.

As described in Note 1 in the consolidated financial statements of the Company’s 2010 Form 10-K, prior to the fourth quarter of 2008, the Company had applied the percentage of completion method to units under contract of sale because at that time the Company determined that all of the required criteria in ASC 360-20-40-50 had been fulfilled.  However, during the three months ended December 31, 2008, the Company determined that the criterion in ASC 360-20-40-50(e), which requires that the project’s aggregate sales proceeds and costs be reasonably estimable, no longer was met.  As a result, the Company reversed all sales and costs of sales previously recorded and applied the deposit method for all units under contract of sale.

The Company substantially completed the Porto Cupecoy development in February 2010 and began to deliver units to buyers, all of whom paid the purchase price in full.  Upon substantial completion of the project, the Company continued to believe uncertainty persisted in relation to the aggregate sale prices of the remaining unsold condominium units that could be achieved and the pace of sales.  Furthermore as noted by the Staff, as a result of the subsequent performance of the development, the Company recorded impairments in the third quarter of 2010 and in the third quarter of 2011 of $25 million and $37 million, respectively, due to factors including revisions in expected future sales prices and the anticipated time to sell the remaining units.

Since development of the property has been completed and units are being delivered, the Company believes that revenue and cost of sales recognition is appropriate for the condominium units delivered because the requirements for consummation of a sale contained in ASC 360-20-40-7 have been met.  The parties are bound by the contract, all consideration has been exchanged, the seller is not providing any permanent financing, and the closing has occurred. In addition, the Company believes that this is consistent with the revenue recognition criteria included in ASC 605-10-S25 (SAB Topic 13).  For units sold and delivered, revenue on the sales transaction has been both realized and earned because (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the seller's price to the buyer is fixed and (iv) collectability is assured.  Upon delivery of the sold unit to the customer, the risks and rewards of ownership of the unit have passed to the buyer, consideration has been received, no further performance is required by the Company, and the Company has no continuing involvement in the unit.  However, because the ultimate profitability of the project is uncertain, no profit is recognized on these sales, and the property remaining on the balance sheet continues to be evaluated for potential additional impairment charges.  The Company acknowledges that the scope of ASC 605-10-25 specifically excludes real estate sales, but believes that the principles are consistent with the real estate sales guidance included in ASC 360-20 and therefore this guidance was also considered when determining the Company’s revenue recognition policy.  For units sold, but not delivered to the customer, the deposit method as outlined in ASC 360-20-40-54 is applied as the criteria in ASC 360-20-40-50 and SAB Topic 13 have not been met.

 In future filings, the Company will expand its disclosure regarding revenue recognition on condominium sales using wording similar to that included in the preceding paragraph.

Investments, page 90

5.
Please expand your disclosure to state your policy for reviewing your investments in unconsolidated companies for impairment. In your response, please tell us what consideration you have given to the fact that the two unconsolidated joint ventures you discuss on page 31 have debt compliance issues.

The Company proposes to expand its disclosure in the significant accounting policies footnote to the financial statements in the Company’s Form 10-K report for the year ended December 31, 2011 relating to investments accounting policies as follows, and to include similar disclosure in future annual filings.

“Investments

“Investments include equity interests in and advances to unconsolidated companies and are accounted for under the equity method of accounting when the Company has a 20% to 50% ownership interest or exercises significant influence over the investee. Under the equity method, the investment in the equity method investee or joint venture is initially recognized in the consolidated balance sheet at cost and adjusted thereafter to recognize the Company’s share of net earnings or loss and other comprehensive income of the investee. The Company will continue to report losses up to its investment carrying amount, including any additional financial support made or committed to by the Company.

“Investments accounted for using the equity method are considered impaired when a loss in the value of the equity method investment is other than temporary.  Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. If the Company determines that the decline in value of its investment is other than temporary, the carrying amount of the investment is written down to its fair value.

“All other unconsolidated investments are generally accounted for under the cost method.”

The Company reviewed its investments in the Peru hotel joint venture and Hotel Ritz Madrid joint venture for impairment by assessing whether there was a loss in the value of the equity method investee that was other than temporary, and concluded no impairment was required to be recognized.

As part of its impairment assessment, the Company considered the impact of the covenant violation in the Peru hotel joint venture to determine if it was indicative of a loss of value in the investment.  The joint venture’s financial performance, projections and general market trends, however, indicated there was no loss in value of the investment.  The Peru hotel joint venture consistently achieved positive earnings from operations from 2007-2010 and positive net earnings from 2007-2009 with a net loss of approximately $500,000 experienced in 2010 due to a large tax charge during the period. During 2010, the joint venture was involved in active negotiations to restructure the debt facility with its lenders.  As the operating performance of the joint venture was not expected to deteriorate during the period of bank negotiations, the projections for future operating performance were positive and it was expected that the debt facility would be successfully restructured, it was concluded that the covenant violation was not indicative of a loss of value in the joint venture and as a result the fair value of the investment as at December 31, 2010 was not significantly impacted.

The carrying value of the Company’s investment in the unconsolidated joint venture that owns and operates the Hotel Ritz Madrid was $15,689,000 at December 31, 2010.  This investment is comprised of (i) an initial equity investment which has been reduced to $nil due to on-going losses of the joint venture being recorded against the value of the investment in accordance with ASC 323-10-35-4 and an impairment loss recognized in 2008, and (ii) loans and advances provided by the Company to the joint venture which were written down by on-going losses recorded from this investment. The loans and advances to the joint venture are considered a part of the investment in the joint venture as they are long term in nature and settlement is neither planned nor anticipated in the foreseeable future. The loans made to the joint venture are considered akin to additional equity investments as there is no set repayment terms and the joint venture partner is also required to make loans in an equivalent amount under the same terms to maintain the same ownership proportion between the two joint venture partners.

The Company did consider the impact of the covenant violation in Hotel Ritz Madrid to determine if this condition indicated a loss of value in the investment.  The joint venture has been in continued discussions with the lenders to obtain a waiver of compliance with the debt covenants in breach. The fair value of the investment prepared by the Company considered the estimated fair value of the hotel including internal and external evidence and the risk that bank lenders would call the loan due to covenant compliance issues.  Based on the impairment testing performed at December 31, 2010, the fair value of the investment exceeded its carrying value and therefore no further impairment of the Company’s investment was required.

Share-based compensation plans, page 129

6.
We note your 93% assumption for expected share price volatility for 2010. Please help us understand why this assumption is significantly higher than the assumptions for 2010 utilized as disclosed on pages 126 and 128.

As disclosed in Note 16 to the financial statements in the 2010 Form 10-K, the Company has many stock compensation plans. The Company has share-based awards without market or performance conditions (“non-market based awards”) and share-based awards that include performance and market conditions (“performance-based awards”).  The expected term of the Company’s performance-based awards is three years.  The expected term of the non-market based awards ranges from three years to five years.

To determine the fair value of the share-based awards, the Company has utilized a volatility assumption that is reflective of the expected term of the share-based awards.  In recent years, the Company has experienced significant share price volatility as a result of global economic conditions, among other factors; however, prior to that period the share price of the Company traded in a more consistent range.  Therefore the expected term of a share-based award significantly impacts the expected volatility used to determine its fair value.  As a result, the expected volatilities used in the Company’s computation of fair value of its share-based awards range from 93% for awards with an expected term of three years and 55% for awards with an expected term of five years.

In reviewing the expected volatility assumption used for stock appreciation rights (“SARs”), it was noted that the Company used the incorrect expected volatility to determine the fair value of its SARs.  The Company used an expected term of three years and an expected volatility of 55% in the computation of fair value for the SARs. Given the expected term of the SARs was three years, the expected volatility should have been consistent with the assumption used in the performance- based awards.  The Company has assessed the impact of the error and concluded it is both quantitatively and qualitatively immaterial to the financial statements for the year ended December 31, 2010.  The Company will make the required amendments to correct the error in its 2011 financial statements and the associated disclosure in future filings.

Form 10-K/A for the year ended December 31, 2010

Financial Statements of Hotel Ritz Madrid S.A.

7.	Please provide a summary of your significance testing related to evaluating the Hotel Ritz Madrid S.A. under Rule 3-09 of Regulation S-X.

As presented in Amendment No. 1 on Form 10-K/A for the year ended December 31, 2010, the Company included audited financial statements for Hotel Ritz Madrid S.A. as of and for the years ended December 31, 2008 and 2009, and unaudited financial statements as of and for the year ended December 31, 2010, pursuant to Rule 3-09 of Regulation S-X.  The Company’s investment in and advances to this unconsolidated company were at or less than 1% of the Company’s total assets in years 2008 through 2010, and thus never exceeded the 20% threshold to require audited financial statements for the investment test under Rule 3-09. The Staff revised its interpretation of the income test to allow a registrant to apply averaging as described in computational Note 2 to Rule 1-02(w) of Regulation S-X regardless of whether the registrant had pre-tax income or loss in the most recent year.  As a result, when the Company performed the annual 2010 significance test, it found that 2010 and 2009 (when recalculated under the new interpretation) no longer exceeded the 20% income test under Rule 3-09.  As a result, the 2010 financial statements of this unconsolidated company were not required to be audited.

The basis for inclusion of Hotel Ritz Madrid S.A.’s financial statements was determined using the significance metrics as presented in the table below (figures below in thousands, except percentages):

	2008	2009	2010
Investment Test(1)
Investment in and advances to Ritz(2)	7,012	12,487	15,689
Total assets of the Company	2,068,796	2,072,690	2,137,714
Ratio	0.3%	0.6%	0.7%

Income Test(1)
Total income from continuing operations of Ritz	(22,902)	(3,416)	(2,074)
Total income from continuing operations of the Company	46,850	36,219	34,816
Ratio	(48.9%)	(9.4%)	(6.0%)

(1)	Calculated as defined by §210.1-02(w) of Regulation S-X
(2)	Includes both advances to and receivables from Hotel Ritz Madrid S.A.

Although, based on the significance calculations performed in connection with the 2010 Form 10-K, the financial statements for 2009 were not required to be audited, the Company filed audited 2009 financial statements in Amendment No. 1 on Form 10-K/A because it had previously done so for 2009.

*     *     *     *     *

In connection with the Company’s response to the Comment Letter of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this response to the undersigned at telephone +44 20 3117 1333 or email martin.ogrady@orient-express.com or to Edwin Hetherington at telephone +1 212 764 8238 or email ehetherington@oeh.com.

Very truly yours,

/s/ Martin O’Grady
Vice President-Finance and CFO
Orient-Express Hotels Ltd.